SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

     REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2004

PCCW Limited
(Translation of Registrant’s Name Into English)

39th Floor, PCCW Tower
TaiKoo Place, 979 King’s Road
Quarry Bay, Hong Kong
(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F ☒     Form 40-F ☐

      (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes ☐        No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.)

PCCW LIMITED

INDEX TO EXHIBITS

Item

1.	Announcement dated November 30, 2004.

2.	Announcement dated December 2, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PCCW LIMITED

Dated: 07 December 2004	By: (Sd.) Hubert Chak

Name: Hubert Chak
Title: Company Secretary

Item 1

PLACING OF EXISTING SHARES OF THE COMPANY

The Company has been informed by Asian Motion Limited, a wholly-owned subsidiary of PCCW, that it has agreed to sell, through the Placing Agent, 450 million Shares at a price of HK$2.48 per Share on 30th November, 2004. The Placing Shares represent approximately 23.90% of the existing issued share capital of the Company.

The Vendor had approximately a 74.97% interest in the Company before the Placing which will be reduced to approximately 51.07% immediately upon completion of the Placing, assuming no other changes to the issued share capital of the Company and the shareholding of the Vendor in the Company prior to completion of the Placing.

This announcement is made by the Company and PCCW voluntarily to provide information to their respective shareholders and to the public.

The Directors announce that the Company was informed by the Vendor that it has agreed to sell the Placing Shares on 30th November, 2004, details of which are described below.

PLACING

Vendor:	Asian Motion Limited, the controlling shareholder of the Company. The Vendor is a wholly-owned subsidiary of PCCW.

Number of Placing Shares:	450 million Shares to be placed, representing approximately 23.90% of the existing issued share capital of the Company. The Placing is fully underwritten by the Placing Agent. The Placing Shares will be sold free of all liens, encumbrances, equities or other third party rights and rank pari passu in all respects with the existing Shares in issue.

Placing Agent:	Deutsche Bank AG, Hong Kong branch, which is an Independent Third Party.

Placing price:	HK$2.48 per Placing Share. This price was agreed after arm’s length negotiations and represents (i) a discount of approximately 6.42% to the closing price of HK$2.65 per Share as quoted on the Stock Exchange as at the date of this announcement; and (ii) a discount of approximately 8.99% to the average closing price of approximately HK$2.725 per Share as quoted on the Stock Exchange for the 5 trading days of the Shares immediately before and including the date of this announcement.

Completion:	The Placing is unconditional and completion of the Placing is expected to take place on 3rd December, 2004.

EFFECT OF THE PLACING

The shareholding of the Vendor and the public in the Company immediately before the Placing and immediately upon completion of the Placing will be as follows:

	% Shareholding and	% Shareholding and
	No. of Shares in the Company	No. of Shares in the Company
	held by the Vendor (Note 1)	held by the public (Note 1)

Immediately before the Placing (Note 2)	1,411,333,333 (74.97%)	471,126,540 (25.03%)
Immediately upon completion of the Placing (Note 2)	961,333,333 (51.07%)	921,126,540 (48.93%)

Notes:

(1)	All the Shares in the Company held by the Vendor are beneficially owned by the Vendor, which in turn is wholly-owned by PCCW. The above figures assume that no new Shares are issued or no existing Shares are purchased by the Company and no Shares are sold or purchased by the Vendor, PCCW or its associates and parties acting in concert with the Vendor or PCCW, in each case after the date of this announcement up to the date of the completion of the Placing. So far as the shareholding of the public is concerned, the figures stated above are those to the best knowledge of the Company.

(2)	The above figures are calculated based on a total of 1,882,459,873 Shares in issue.

REASONS FOR AND BENEFITS OF THE PLACING

The Placing will provide PCCW with further liquid resources for its general corporate purposes. For the Company, the Placing will increase the public float and is expected to enhance liquidity in the Shares.

DEFINITIONS

The following defined terms are used in this announcement:

“associates”	has the meaning ascribed thereto in the Listing Rules

“Company”	Pacific Century Premium Developments Limited

“Directors”	the directors of the Company

“Independent Third Party”	to the best of the knowledge, information and belief of the directors of PCCW having made all reasonable enquiries, an independent third party not connected with the Directors, chief executive or substantial shareholders of the Company or any of its subsidiaries or their respective associates as defined under the Listing Rules

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“PCCW”	PCCW Limited

“Placing”	the sale of the Placing Shares by the Vendor through the Placing Agent

“Placing Agent”	Deutsche Bank AG, Hong Kong branch, an Independent Third Party

“Placing Shares”	the 450 million Shares sold by the Vendor through the Placing Agent on 30th November, 2004

“Shares”	ordinary shares of HK$0.10 each in the capital of the Company

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Vendor”	Asian Motion Limited, a company incorporated in the British Virgin Islands and a wholly-owned subsidiary of PCCW

	By order of the Board PCCW Limited Hubert Chak Company Secretary	By order of the Board Pacific Century Premium Developments Limited Hubert Chak Director

Hong Kong, 30th November, 2004

The directors of Pacific Century Premium Developments Limited as at the date of this announcement are as follows:

Executive Directors:
Li Tzar Kai, Richard (Chairman); Yuen Tin Fan, Francis (Deputy Chairman); Lee Chi Hong, Robert (Chief Executive Officer);
Alexander Anthony Arena and Hubert Chak

Non-Executive Director:
Dr Allan Zeman, GBS, JP

Independent Non-Executive Directors:
Ronald James Blake, OBE, JP; Cheung Kin Piu, Valiant; Tsang Link Carl, Brian and Prof Wong Yue Chim, Richard, SBS, JP

The directors of PCCW Limited as at the date of this announcement are as follows:

Executive Directors:
Li Tzar Kai, Richard (Chairman); So Chak Kwong, Jack (Deputy Chairman and Group Managing Director);
Yuen Tin Fan, Francis (Deputy Chairman); Peter Anthony Allen; Alexander Anthony Arena; Chung Cho Yee, Mico; Lee Chi Hong, Robert

Non-Executive Directors:
Sir David Ford, KBE, LVO; The Hon Raymond George Hardenbergh Seitz

Independent Non-Executive Directors:
Prof Chang Hsin-kang; Dr Fung Kwok King, Victor; Dr The Hon Li Kwok Po, David, GBS, JP; Sir Roger Lobo, CBE, JP; Aman Mehta

* For identification purpose only

Item 2

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

DISCLOSEABLE TRANSACTION

Reference is made to the joint announcement issued by the Company and PCPD dated 30th November, 2004.

The Placing constitutes a discloseable transaction of the Company under Chapter 14 of the Listing Rules. A circular providing the information required under the Listing Rules will be dispatched to the shareholders of the Company as soon as practicable.

Reference is made to the joint announcement issued by PCCW Limited (“Company” or “PCCW”) and Pacific Century Premium Developments Limited (“PCPD”) dated 30th November, 2004 (“Announcement”). Unless otherwise defined herein, terms defined in the Announcement have the same meaning when used in this announcement.

The Company used the book carrying value of the Placing Shares which was HK$740 million and which represented 1.7% of the total assets of the Company, to calculate the “percentage ratios” for the transaction. After further clarification, the calculation should have been based on the total assets of PCPD attributable to the Placing Shares rather than the Company’s book carrying value of the Placing Shares. The Stock Exchange has indicated that it will look into this matter. Based on the financial information set out in the circular issued by PCPD on 2nd April, 2004, the value of the total assets attributable to the Placing Shares exceeds 5% of the consolidated total assets of the Company. Accordingly, the Placing constitutes a discloseable transaction of the Company under Chapter 14 of the Listing Rules. A circular providing the information required under the Listing Rules will be dispatched to the shareholders of the Company as soon as practicable.

Additional information on the Placing
•	the Placing was entered into between the Company and Deutsche Bank AG, Hong Kong branch (“Deutsche Bank”) on 30th November, 2004 as a proprietary trade where Deutsche Bank dealt as principal and bought the Placing Shares for its own account at the price of HK$2.48 per Placing Share. The proceeds of the Placing will provide the Company with further liquid resources for general corporate purposes including but not limited to the repayment of debt
•	the aggregate consideration for the Placing in the sum of HK$1,116 million will be payable by Deutsche Bank upon completion of the Placing which is expected to take place on 3rd December, 2004
•	the Company’s book carrying value of the Placing Shares is approximately HK$740 million and the net profits (before taxation and extraordinary items) attributable to the Placing Shares, based on the information set out in the circular issued by PCPD on 2nd April, 2004, for the two financial years ended 31st December, 2003 and 31st December, 2002 are approximately HK$8 million and HK$37 million respectively
•	the Placing will result in an estimated gain, before expenses, of approximately HK$376 million for the Company with reference to the unaudited management accounts of the Company as at 30th September, 2004
•	immediately after completion of the Placing, PCCW will hold approximately 51.07% of the current issued share capital of PCPD and PCPD will remain as a subsidiary of the Company

General

PCCW is the largest telecommunications provider in Hong Kong and one of Asia’s leading integrated communications companies. PCCW provides key services in the areas of: integrated telecommunications; broadband solutions; connectivity; narrowband and interactive broadband (Internet services); information technology solutions and services and infrastructure.

PCPD and its subsidiaries are principally engaged in the development and management of property and infrastructure and owns an investment portfolio of premium-grade buildings.

Deutsche Bank is a corporation licensed to carry on business in types 1, 4, 6, 7 and 9 regulated activities under the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong). To the best of the knowledge, information and belief of the directors of the Company (“Directors”) having made all reasonable enquiries, as at the date of the Announcement, Deutsche Bank is an independent third party not connected with the Directors, chief executives or substantial shareholders of the Company or any of its subsidiaries or their respective associates as defined under the Listing Rules.

By order of the Board
PCCW Limited
Hubert Chak
Company Secretary

Hong Kong, 2nd December, 2004

The directors of PCCW Limited as at the date of this announcement are as follows:

Executive Directors:
Li Tzar Kai, Richard (Chairman); So Chak Kwong, Jack (Deputy Chairman and Group Managing Director);
Yuen Tin Fan, Francis (Deputy Chairman); Peter Anthony Allen; Alexander Anthony Arena;
Chung Cho Yee, Mico; Lee Chi Hong, Robert

Non-Executive Directors:
Sir David Ford, KBE, LVO; The Hon Raymond George Hardenbergh Seitz

Independent Non-Executive Directors:
Prof Chang Hsin-kang; Dr Fung Kwok King, Victor; Dr The Hon Li Kwok Po, David, GBS, JP; Sir Roger Lobo, CBE, JP; Aman Mehta